# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DSC Holdings Ltd., CIK 0001966041
CUSIP: 233369107
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 22/F, No. 168 HUBIN ROAD, HUANGPU DISTRICT, Shanghai, China (F4), 200021
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002147265

## Reporting persons
- Cygnus Equity GP, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 57,079,724; shared voting power 0; sole dispositive power 57,079,724; shared dispositive power 0; aggregate amount beneficially owned 57,079,724 (8.5% of the class)
  Comment: Notes to Rows 5, 7, and 9: Cygnus Equity GP, Ltd. may be deemed to have beneficial ownership over (i) 7,522,530 Class A ordinary shares held by Doyen Cygnus Education Fund, L.P., (ii) 19,842,390 Class A ordinary shares held by Cygnus Equity Sport I, L.P., (iii) 13,228,260 Class A ordinary shares held by Cygnus Equity Sport II, L.P., (iv) 9,709,376 Class A ordinary shares held by Cygnus Equity Fund III, L.P., and (v) 6,777,168 Class A ordinary shares held by Cygnus Equity Fund IV, L.P. Cygnus Equity GP, Ltd. is managed by its board consisting of two individuals, including Mr. Jin who can independently make investment decisions on behalf of Cygnus Equity GP, Ltd.
  
  Note to Row 11: See Item 4.
- Doyen Cygnus Education Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 7,522,530; shared voting power 0; sole dispositive power 7,522,530; shared dispositive power 0; aggregate amount beneficially owned 7,522,530 (1.1% of the class)
  Comment: Note to Row 11: See Item 4.
- Cygnus Equity Sport I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 19,842,390; shared voting power 0; sole dispositive power 19,842,390; shared dispositive power 0; aggregate amount beneficially owned 19,842,390 (3% of the class)
  Comment: Note to Row 11: See Item 4.
- Cygnus Equity Sport II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 13,228,260; shared voting power 0; sole dispositive power 13,228,260; shared dispositive power 0; aggregate amount beneficially owned 13,228,260 (2% of the class)
  Comment: Note to Row 11: See Item 4.
- Cygnus Equity Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 9,709,376; shared voting power 0; sole dispositive power 9,709,376; shared dispositive power 0; aggregate amount beneficially owned 9,709,376 (1.4% of the class)
  Comment: Note to Row 11: See Item 4.
- Cygnus Equity Fund IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 6,777,168; shared voting power 0; sole dispositive power 6,777,168; shared dispositive power 0; aggregate amount beneficially owned 6,777,168 (1% of the class)
  Comment: Note to Row 11: See Item 4.
- Cygnus Equity Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 2,749,080; shared voting power 0; sole dispositive power 2,749,080; shared dispositive power 0; aggregate amount beneficially owned 2,749,080 (0.4% of the class)
  Comment: Notes to Rows 5, 7, and 9: Cygnus Equity Holdings Limited holds 2,749,080 Class A ordinary shares. Mr. Jin can independently make investment decisions on behalf of Cygnus Equity Holdings Limited.
  
  Note to Row 11: See Item 4.
- Jin Capital Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 844,199; shared voting power 0; sole dispositive power 844,199; shared dispositive power 0; aggregate amount beneficially owned 844,199 (0.1% of the class)
  Comment: Notes to Rows 5, 7, and 9: Jin Capital Limited holds 844,199 Class A ordinary shares. Mr. Jin can independently make investment decisions on behalf of Jin Capital Limited.
  
  Note to Row 11: See Item 4.
- Ming Jin: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 60,673,003; shared voting power 0; sole dispositive power 60,673,003; shared dispositive power 0; aggregate amount beneficially owned 60,673,003 (9.1% of the class)
  Comment: Notes to Rows 5, 7, and 9: Mr. Jin may be deemed to have beneficial ownership over (i) 7,522,530 Class A ordinary shares held by Doyen Cygnus Education Fund, L.P., (ii) 19,842,390 Class A ordinary shares held by Cygnus Equity Sport I, L.P., (iii) 13,228,260 Class A ordinary shares held by Cygnus Equity Sport II, L.P., (iv) 9,709,376 Class A ordinary shares held by Cygnus Equity Fund III, L.P., (v) 6,777,168 Class A ordinary shares held by Cygnus Equity Fund IV, L.P., (vi) 2,749,080 Class A ordinary shares held by Cygnus Equity Holdings Limited, and (viii) 844,199 Class A ordinary shares held by Jin Capital Limited. Mr. Jin expressly disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.
  
  Note to Row 11: See Item 4.

## Item 1. Issuer
Name of issuer: DSC Holdings Ltd.
Address of issuer's principal executive offices: 22/F, No. 168 HUBIN ROAD, HUANGPU DISTRICT, Shanghai, China 200021

## Item 2. Person Filing
Name of person filing:
Cygnus Equity GP, Ltd.
Doyen Cygnus Education Fund, L.P.
Cygnus Equity Sport I, L.P.
Cygnus Equity Sport II, L.P.
Cygnus Equity Fund III, L.P.
Cygnus Equity Fund IV, L.P.
Cygnus Equity Holdings Limited
Jin Capital Limited
Ming Jin
Address of principal business office or, if none, residence: The business address of Cygnus Equity GP, Ltd., Doyen Cygnus Education Fund, L.P., Cygnus Equity Sport I, L.P., Cygnus Equity Sport II, L.P., Cygnus Equity Fund III, L.P., and Cygnus Equity Fund IV, L.P. is 2nd Floor, Strathvale House, 90 North Church Street, P.O. Box 1103, George Town, Grand Cayman KY1-1102, Cayman Islands. The business address of Cygnus Equity Holdings Limited and Jin Capital Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The business address of Mr. Jin is Room 1801, Eighteenth Floor, TAKSHING HOUSE, No. 20 Des Voeux Road Central, Central, Hong Kong SAR.
Citizenship:
Cygnus Equity GP, Ltd., Doyen Cygnus Education Fund, L.P., Cygnus Equity Sport I, L.P., Cygnus Equity Sport II, L.P., Cygnus Equity Fund III, L.P., Cygnus Equity Fund IV, L.P.: Cayman Islands.

Cygnus Equity Holdings Limited, Jin Capital Limited: British Virgin Islands.

Mr. Jin: Hong Kong SAR.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class:
The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.

The percentage of the total outstanding Class A ordinary shares is calculated based on a total of 670,157,244 Class A ordinary shares issued and outstanding on an as-converted basis immediately after the completion of the offering of the Issuer, assuming that the underwriters do not exercise their option to purchase additional ADSs as the case may be, as reported in the registrant's prospectus on Form 424B4 filed with the Securities Exchange Commission on June 26, 2026.
Sole power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement as Exhibit 99.1. Will be separately attached.

## Signatures
- Cygnus Equity GP, Ltd.: /s/ Ming Jin, Ming Jin / Authorized Signatory (08/13/2026)
- Doyen Cygnus Education Fund, L.P.: /s/ Ming Jin, Ming Jin / Authorized Signatory (08/13/2026)
- Cygnus Equity Sport I, L.P.: /s/ Ming Jin, Ming Jin / Authorized Signatory (08/13/2026)
- Cygnus Equity Sport II, L.P.: /s/ Ming Jin, Ming Jin / Authorized Signatory (08/13/2026)
- Cygnus Equity Fund III, L.P.: /s/ Ming Jin, Ming Jin / Authorized Signatory (08/13/2026)
- Cygnus Equity Fund IV, L.P.: /s/ Ming Jin, Ming Jin / Authorized Signatory (08/13/2026)
- Cygnus Equity Holdings Limited: /s/ Ming Jin, Ming Jin / Authorized Signatory (08/13/2026)
- Jin Capital Limited: /s/ Ming Jin, Ming Jin / Authorized Signatory (08/13/2026)
- Ming Jin: /s/ Ming Jin, Ming Jin (08/13/2026)